[Orrick, Herrington & Sutcliffe LLP letterhead]

December 10, 2007 Via Federal Express	Lowell D. Ness (650) 614-7455 lness@orrick.com
Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549

Re:	VirnetX Holding Corporation (the “Company”)
Amendments Numbered 2, 3 and 4 to a Form SB-2 Registration Statement
Filed November 5, 16, and 21, 2007
File No. 333-145765

Form 10-QSB for the three months ended September 30, 2007
Filed November 15, 2007
File No. 0-26895
Dear Ms. Jacobs,
On behalf of our client, VirnetX Holding Corporation (the “Company”), we have set forth below the Company’s responses to the Staff’s comment letter dated December 5, 2007. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.
Form 10-Q for the quarterly period ended September 30, 2007
1.	Disclose in greater detail the nature of the material weakness identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weaknesses.
          In response to the Staff’s comment, the Company has revised its disclosure in Item 3 of its Form 10-QSB for the three months ended September 30, 2007 to disclose additional details as to the material weaknesses identified by the Company’s auditors and the changes to internal controls based on steps taken to remediate the material weaknesses.
2.	In light of the existence of the material weakness(es), disclose in reasonable detail the basis for officers’ conclusions that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.
          The Company supplementally advises the Staff that management considered the fact that the Company had made a number of changes to address the weaknesses in its internal controls as described in the revised disclosure in the Form 10-QSB. In addition, the Company has been in the process of

Barbara C. Jacobs
December 10, 2007

completing a public offering since August 2007 and management based its conclusions in part on the fact that experienced audit firms and law firms have reviewed and commented on its disclosure documents during this period. The material weaknesses in internal controls identified by the auditors related to the fact that the Company did not have adequate internal resources, but its disclosure controls include reliance on experienced external resources that the Company believes have enhanced the quality of the Company’s disclosure generally, including the disclosure in its 10-QSB for the three months ended September 30, 2007.
Please contact me at (650) 614-7455 if you have any questions or require additional information concerning the foregoing.

Sincerely,

/s/ Lowell D. Ness
LDN

cc:	Kendall Larsen
Chief Executive Officer
VirnetX Holding Corporation